
THE ORIGINAL NO-COST LIVE POKER CLUB
FREEROLLS
HOUSTON
HOME OF THE FINAL TABLE BROADCASTS
EST. 2017

FREEROLLS ENTERTAINMENT, INC.

THE 100% NO-COST TO PLAY, LEGAL POKER CLUB

Type of Security
Common Equity

Pre-Money Valuation
$5,000,000

Days Left
43

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Founded Sep 2017

Houston, TX

Entertainment

HIGHLIGHTS

http://freerollspokerclubs.com

Less than 20% Funded

Committed **$0**

Target
$10,000 - $800,000

Minimum Investment
$100

ABOUT FREEROLLS ENTERTAINMENT, INC.

FreeRolls Poker Clubs are intended to make a major splash in the state of Texas with its **100% Legal and Free** poker clubs. We are the first private-clubs to offer the live poker playing experience to our members at no cost beyond membership.

The basis of our business model is a 2005 Texas Attorney General Opinion Letter that expressed that live tournament poker play is not a violation of law as long as the players do not risk any money or anything of value to participate. **Click to View.**

Even though established gambling in the state such as casinos, slot rooms, etc. are illegal there is a provision of the law that allows private clubs to host poker games and tournaments as long as certain rules are followed. One of those rules is the **establishment cannot make any money from gameplay**. In order to stay legal and make money, similar clubs charge players at the table a "seat rental fee" which enables the club to make money from the players being at the poker table but not from gameplay itself. While the "seat rental" approach seems to be working thus far - our model removes even the appearance we are making money from our players playing poker!

Our clubs charge absolutely ZERO for a person to sit at the poker table because all of our tables are advertiser-sponsored. All a player has to do to enjoy a poker game is interact with a 15-30 second advertisement every half hour that will display on a small screen embedded into the table.

The FreeRolls Poker Clubs are the newest innovation on an idea that has been around a long time.

WHY YOU SHOULD INVEST

The demand for poker has grown but in the state of Texas and many other states, VERY FEW PEOPLE have the opportunity to cash in on the games' popularity.

As the FreeRolls Poker Clubs expand across the state of Texas and into other states where private club poker play is legal - we will not only be tapping into a market of players who do not have a casino nearby but also into an entirely new group of players who want to play on a regular basis but do not want to attend games at underground, illegal rooms.

We're taking a concept that makes the play of poker legal and now turning it into one that doesn't cost anything to play and we are able to do this in a way that has never been done before.

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FREEROLLS
FreeRolls Poker Club In-Table Advertising Monitors


BUNDLE
FLY
DESIGN


THE ORIGINAL NO-COST LIVE POKER CLUB
FREEROLLS
HOUSTON
HOME OF THE FINAL TABLE BROADCASTS
2017

HOW WE INTEND TO MAKE MONEY

Our revenue model is very simple and extremely effective. We don't make money off of our members beyond their regular membership fees! We make our money from advertisers who want to put a message in front of our members because those members have some very important things in common -- 1. They have disposable income 2; they spend a lot of time at the tables (in front of the ads) and 3; they love to play poker without it costing them anything.!

One of the things that every advertiser is looking for is a way to get in front of an attentive audience and they are looking for repetition. Interactive advertising at the poker table and across our establishment does both.

On average, a legal poker room will charge a player approximately $5 to $7.50 as seat rental fee for every 30 minutes they are at the table, which means the most money that table can make in a one hour period is $100 (ten full seats for the entire hour). Under the FreeRolls Model, we can make a much larger amount of money via table through increasing ad rates as more and more players attend our clubs to play poker for free!

To boost our clubs attendance, we also will be offering free daily tournaments to our members ranging from $1,000 to $25,000! All of these tournaments will be completely or partially sponsored by advertisers - and players will never pay a dime to get in on the action.

People love to play poker and the more opportunities they have to win money without losing money from every winning hand. In a typical poker room
People love to play poker and the more opportunities they have to win money without losing money from every winning hand. In a typical poker room
environment, whether you win or lose -- the house is always winning because it is taking a cut before winning are passed to a player. It doesn't work that way at FreeRolls and that's why players will love us!

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And the more people attend, the more tables are filled, the more people show up to play for free - the more we can charge for advertising and that is good for for FreeRolls investors.

WHY WE ARE RAISING CAPITAL, AND WHAT WE'LL DO WITH IT

We are raising capital to support the development of our flagship location in Houston, Texas and also to take equity stakes in other legal poker rooms that wish to carry the FreeRolls Brand!

TEAM



CHARLES POTTER
CEO

Mr. Potter is a successful entrepreneur and world-class poker player.

His previous duties included the ... Read More

Houston, Texas
US Air Force



SARAH DANIEL
Marketing Manager

Lead creative writer and director of creative vision for all marketing materials and internal communication for Makeover Houston and Seejay PR firm. ... Read More

La Marque, Texas
University of Houston



CORY STILES
Advisory Board Member

Cory Stiles is a successful businesswoman and entrepreneur. She is a distinguished 1978 graduate of Texas A&M College of Veterinary Medicine and has been a small ... Read More

Houston, Texas
Texas A&M

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BRYAN KNOTT
Advisory Board Member

Bryan is a serial entrepreneur and founder/owner of Off Tilt, Inc. Established in 2006, Off Tilt is one of the premier custom gaming table manufacturers ir... Read More

ARTICLES AND PRESS

"It almost sounds too good to be true. Legal gambling in Texas?"
- The Austinot

"A whole new game: Tilt Poker Room brings legal Texas Hold'em"
- Tyler Paper

"MEMBERSHIP BASED TEXAS CARD ROOMS"
- Poker In Texas

Show More

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DOCUMENTS

Official filing on SEC.gov

Company documents
Financials

Company documents
Investor Presentation

OVERVIEW AND TERMS

FUNDRAISING DESCRIPTION	
Type of Security	Pre-Money Valuation
Common Equity	**$5,000,000**
Minimum Investment	Price per Share
$100	**$2**
Minimum # of Shares	Maximum # of Shares
5,000	**400,000**

PERKS	
Invest $5,000 or more	Founders Club Commemorative Coin that will bear the year of launch and an image of our flagship location.

FAQ

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What makes this concept legal in the state of Texas.

The Taxes Penal Code § 47.02. on Gambling states:

(a) A person commits an offense if he:

(3) plays and bets for money or other thing of value at any game played with cards, dice, balls, or any other gambling device.

but stipulates that:

(b) It is a defense to prosecution under this section that:

(1) the actor engaged in gambling in a private place;

(2) no person received any economic benefit other than personal winnings; and

(3) except for the advantage of skill or luck, the risks of losing and the chances of winning were the same for all participants.

In order for our clubs to be legal, we are a private, members only club; we do not charge any money for play or seating and we do not take any money from game play in exchange for play, products or services.

What are the club membership rates?

Can the laws change to make this concept illegal?

How does the ad pricing work?

How does this model create recurring revenue?

How will these clubs be marketed?

What is the market?

What are the projected revenues.

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